1 McKinley Square Fifth Floor Boston, MA 02109 T: 617.722.9800 F: 617.722.9809 www.technestholdings.com

February 5, 2007

Tom Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Technest Holdings, Inc. Acceleration Request Registration No. 333-130617

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Technest Holdiings, Inc. (“Technest” and the “company”), a Nevada corporation, hereby requests that the effective date of its Registration Statement on Form SB-2, as amended (Registration No. 333-130617) be accelerated so that the Registration Statement will become effective at 4:00 p.m. on February 7, 2007, or as soon as practicable thereafter.

Technest acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions do not hesitate to contact Suzette O’Connor, Co-General Counsel of Technest Holdings, Inc. at (617) 722-9800.

Very truly yours,

Technest Holdings, Inc.

/s/ Joseph P. Mackin

Joseph P. Mackin
Chief Executive Officer and President